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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

          CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
            SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
       SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                         Commission File Number 1-10180

                          NORCEN ENERGY RESOURCES LTD.
            --------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                             400-425 First Street SW
                                 Calgary Alberta
                                  Canada L2P4V4
                                 (403) 231-0111
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   (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                           7.375% Debentures Due 2006
                            7.8% Debentures Due 2008
                            6.8% Debentures Due 2002
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            (Title of each class of securities covered by this Form)

                                      None
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  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)



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Please place an X in the box(es) to designate the appropriate rule provision(s)
relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)   [ ]                      Rule 12h-3(b)(1)(i)  [X]
Rule 12g-4(a)(1)(ii)  [ ]                      Rule 12h-3(b)(1)(ii) [ ]
Rule 12g-4(a)(2)(i)   [ ]                      Rule 12h-3(b)(2)(i)  [ ]
Rule 12g-4(a)(2)(ii)  [ ]                      Rule 12h-3(b)(2)(ii) [ ]
                                               Rule 15d-6           [ ]

Approximate number of holders of record as of the certification or notice date:

               7.375% Debentures Due 2006          30
               7.8% Debentures Due 2008            30
               6.8% Debentures Due 2002            40

                                Explanatory Note
                             -----------------------

Norcen Energy Resources Ltd. ("Norcen") registered the 7.375% Debentures Due 2006, the 7.8% Debentures Due 2008 and the 6.8% Debentures Due 2002 (collectively, the "Debentures") on various registration statements filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). Norcen filed periodic reports under the Securities Exchange Act of 1934, as amended ("Exchange Act"), under file number 1-10180.

On March 6, 1998, Union Pacific Resources Inc. ("UPRI"), a wholly owned subsidiary of Union Pacific Resources Group Inc. ("UPR"), acquired all of the outstanding common shares of Norcen in a cash tender offer and subsequent amalgamation (the "Amalgamation"). UPRI was the surviving entity in the Amalgamation and, as a result of the Amalgamation, Norcen ceased to exist as a separate entity. Following the Amalgamation, UPR fully and unconditionally guaranteed the Debentures. UPR submitted a request, pursuant to Staff Legal Bulletin 53, to the Staff of the Division of Corporation Finance (the "Staff") of the Commission seeking no-action relief permitting Norcen, now UPRI, to cease filing reports under the Exchange Act for as long as UPR provided specified financial information about UPRI in its own periodic reports filed under the Exchange Act. The Staff granted UPR's no-action request on June 12, 1998.

In addition, UPRI was a co-registrant on a registration statement filed with the Commission under the Securities Act on August 25, 1998, file number 333-62181, which was declared effective by the Commission on August 27, 1998. UPRI never issued any securities under the registration statement.

On July 14, 2000, UPR was acquired by Anadarko Petroleum Corporation ("Anadarko") in a merger transaction (the "Merger"). In connection with the Merger, UPRI is filing this Form to suspend its duty to file reports under the Exchange Act pursuant to Exchange Act Rule 12h-3(b)(1)(i).


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Pursuant to the requirements of the Securities Exchange Act of 1934, Union
Pacific Resources Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE:   August 1, 2000

                              UNION PACIFIC RESOURCES INC. (on behalf of itself and its predecessor, Norcen Energy Resources Ltd.)


                              By:     /s/  Michael E. Rose
                                      ------------------------------------------
                                      Michael E. Rose
                                      Vice President and Chief Financial Officer